Exhibit 99.2

AMERICAS GOLD AND SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020
DATED NOVEMBER 13, 2020

Americas Gold and Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	3
Recent Developments and Operational Discussion	3
Results of Operations	11
Summary of Quarterly Results	13
Liquidity	14
Capital Resources	15
Off-Balance Sheet Arrangements	16
Transactions with Related Parties	16
Risk Factors	16
Accounting Standards and Pronouncements	19
Financial Instruments	19
Capital Structure	19
Controls and Procedures	20
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	20

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

Forward-Looking Statements

Statements contained in this MD&A of Americas Gold and Silver Corporation (the “Company” or “Americas Gold and Silver”) that are not current or historical factual statements may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A, include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and mineral resources; the realization of mineral resource and mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; capital expenditures; the Company’s ability to finance, develop, achieve commercial production at and operate Relief Canyon (as defined herein) on expected timelines and any impact of the COVID-19 pandemic and any resurgence thereof affecting the achievement of those milestones; the expecting timing of the re-introduction of the radial stacker to and subsequent increase in production at Relief Canyon; issues relating to the COVID-19 pandemic and any resurgence thereof affecting the  Cosalá Operations; the resolution and removal of the illegal blockade at the  Cosalá Operations and the resumption of mining and processing operations, including any associated costs and timing related to such resolution, and resumption of operations; the Company’s ability to obtain sufficient access to capital and cash flow to fund its 2020 operations, development, and exploration plans while meeting production targets at current commodity price levels; the Company’s ability to obtain any additional financing and the terms of any such financing;  ; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; the liquidity of the common shares; and other events or conditions that may occur in the future.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A, include, but are not limited to: risks associated with market fluctuations in commodity prices; risks related to changing global economic conditions, including market reaction to the COVID-19 pandemic, which may affect the Company’s results of operations and financial condition; actual and potential risks and uncertainties relating to the ultimate geographic spread of COVID-19, the severity of the disease and the duration of the COVID-19 pandemic and issues relating to its resurgence, including potential material adverse effects on our business, operations and financial performance; actions that have been and may be taken by governmental authorities to contain COVID-19 or to treat its impact on our business; the actual and potential negative impacts of COVID-19 on the global economy and financial markets; the Company is dependent on the success of Relief Canyon, the San Rafael project as well as its Cosalá Operations and the Galena Complex, which are exposed to operational risks; risks related to mineral reserves and mineral resources, development and production and the Company’s ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding; some of the Company’s material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company’s relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company’s assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company’s outstanding debt and its ability to make scheduled payments of interest and principal thereon; the Company may engage in hedging activities; risks associated with the Company’s business objectives; and risks related to competition in the mining industry.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

This is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Some of these risks and other factors are discussed in more detail in the Company’s Annual Information Form (as defined herein). Investors and others should carefully consider these risks and other factors and not place undue reliance on the forward-looking statements. Further information regarding these and other risk factors is included in the Company’s public filings with provincial securities regulatory authorities which can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Such assumptions, which may prove to be incorrect, include: our budget, including expected costs and the assumptions regarding market conditions and other factors upon which we have based our expenditure expectations; our ability to raise additional capital to proceed with our exploration, development and operations plans, including any additional capital required to bring Relief Canyon to commercial production, for our Recapitalization Plan for the Galena Complex and in connection with the resumption of operations at the Cosalá Operations; financial markets will not in the long term be adversely impacted by the COVID-19 pandemic; our operations and key suppliers are essential services or business, (or, in the case of our Cosalá Operations, will be deemed to be essential business activities), and our employees, contractors and subcontractors will be available to continue exploration, development and operation activities; our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes; our expectations regarding the demand for, and supply and price of, precious metals; our expectations regarding tax rates, currency exchange rates, and interest rates; our mineral reserve and resource estimates, and the assumptions upon which they are based; our ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development, exploration or operational risks. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. The Company cannot guarantee future results, levels of activity, performance or achievements and actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

In addition, forward-looking financial information with respect to potential outlook and future financial results contained in this MD&A is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's reasonable assessment of the relevant information available as at the date of such forward-looking financial information. Readers are cautioned that any such forward-looking financial information should not be used for purposes other than for which it is disclosed.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver constitutes management’s review of the Company’s financial and operating performance for the three and nine months ended September 30, 2020, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated November 13, 2020 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2020 and 2019. The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

In this report, the management of the Company presents operating highlights for the three months ended September 30, 2020 (“Q3-2020”) compared to the three months ended September 30, 2019 (“Q3-2019”) and for the nine months ended September 30, 2020 (“YTD-2020”) compared to the nine months ended September 30, 2019 (“YTD-2019”) as well as comments on plans for the future. Throughout this MD&A, references to gold equivalent ounces produced are based on gold and silver production at average gold spot prices and average silver realized prices during each respective period, and references to silver equivalent ounces produced are based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period, except as otherwise noted.

This MD&A contains statements about the Company’s future or expected financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

Overview

The Company is a precious metals producer advancing the Relief Canyon gold mine (“Relief Canyon”) to full production in Nevada, USA in 2020. It also has two existing operations in the world's leading silver regions: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Nevada, USA, the Company operates the 100%-owned, Relief Canyon mine located in Pershing County after finalizing the acquisition of Pershing Gold Corporation in April 2019. The mine poured its first gold in February 2020 and is expected to reach commercial production by the end of Q4-2020. The past producing mine includes three historic open-pit mines and a heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company with the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

In Sinaloa, Mexico, the Company 100% owns and operates the Cosalá Operations in Sinaloa, Mexico, which includes the San Rafael silver-zinc-lead mine (“San Rafael”) after declaring commercial production in December 2017. Prior to that time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known deposits, past-producing mines, and development projects including the Zone 120 silver-copper deposit (“Zone 120”) and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant. The Company’s Cosalá Operations remain on care and maintenance as it continues to work to resolve the illegal blockade and related matters. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico, which it acquired on October 8, 2020.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

In Idaho, USA, the Company operates the 60%-owned producing Galena Complex (40%-owned by Mr. Eric Sprott (“Sprott”) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company entered into a joint venture agreement with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Galena Complex with initial contribution of $15 million to fund capital improvements and operations. The goal of the joint venture agreement is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine over the next two years (the “Recapitalization Plan”). The Company has suspended disclosure of certain operating metrics such as cash costs, and all-in sustaining costs for the Galena Complex until the Recapitalization Plan is substantially completed.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is focused on advancing the Relief Canyon mine to commercial production by Q4-2020. It is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at the Galena Complex. Exploration will continue evaluating early stage targets with an emphasis on the Relief Canyon area and the Cosalá District, and prospective areas accessible from existing infrastructure at the Galena Complex.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q3-2020 Highlights

•
During Q3-2020, Relief Canyon continued to progress towards commercial production expected by the end of Q4-2020, by increasing the total tons placed on the leach pad and improving extraction rates since commencing stacking on pad 6 West.  In August 2020, the operation began stacking ore typical of the Main Zone with resulting gold extraction rates trending towards feasibility levels. With ore leaching well, the remaining requirement to reach commercial production is the return of a radial stacker expected in mid-November.

•
Galena’s Recapitalization Plan is proceeding on time and on budget with the Company experiencing higher production in the second half of 2020 compared to 2019. Drilling to-date on extensions of known resources and historic veins below existing workings has shown promising results increasing its measured and indicated silver resources with further increases expected.

•	Galena Complex silver production increased by 25% year-over-year while Galena lead production increased by 65%.
•
On September 14, 2020, the Company announced a significant increase to the Galena Complex mineral resource. Based on only 33% of planned Phase 1 exploration drilling as part of the Recapitalization Plan, measured and indicated silver resources as of June 30, 2020, increased from 27.4 million ounces to 37.3 million ounces and inferred silver resources increased from 39.0 million ounces to 78.6 million ounces on a 100% basis (60% Company / 40% Sprott). This represents a 36% and 101% increase, respectively, from previous reported estimates.

o
Subsequent to quarter end on October 22, 2020, the Company provided additional results from the Phase 1 exploration program, including results from the first hole targeting the “triple point”, the intersection of the 175, 185 and Silver Veins.

•
The Cosalá Operations remain under care and maintenance as the Company continues to work with all legitimate stakeholders to achieve a resolution to the illegal blockade to allow operations to re-commence in the near term.

•	Revenue of $7.3 million and a net loss of $6.2 million for Q3-2020 or a loss of ($0.05) per share.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

•
Year-to-date operating metrics were largely unchanged in Q3-2020 from Q2-2020 due to the illegal blockade at the Cosalá Operations, suspension of operating metrics during the Galena Recapitalization Plan implementation, and ongoing pre-production at Relief Canyon as it continues to progress towards the achievement of commercial production by the end of Q4-2020.

•	Closed a bought deal public offering for gross proceeds of approximately C$39.39 million ($30.1 million) on September 4, 2020.
•	The Company had a cash balance of $22.8 million and working capital balance of $1.4 million as at September 30, 2020.

COVID-19 Pandemic

The Company has been closely monitoring developments of COVID-19, declared a global pandemic by the World Health Organization on March 11, 2020. Preventive measures to ensure the safety of the Company’s workforce and local communities were implemented and there have been no outbreaks of COVID-19 at any of the Company’s operations to date. During fiscal 2020, all of the Company’s mining and corporate operations continue to operate with the exception of mining operations in Cosalá, which were halted by the illegal blockade and prolonged by temporary closure of government offices due to COVID-19. The Cosalá Operations remain on care and maintenance as it continues to work to resolve the illegal blockade and related matters. While operations continue at Relief Canyon during COVID-19, the Company has been limited in its ability to promptly troubleshoot ramp-up issues, common when commissioning a new mine, due to an inability to get key management and consultants in a timely manner to site due to travel restrictions.

Relief Canyon Update

On February 18, 2020, the Company announced that construction of Relief Canyon had been completed in late January 2020, with first gold production occurring on February 17, 2020, approximately nine months after the formal commencement of construction in mid-May 2019. The initial capital spend for Relief Canyon was within the Company’s previously provided guidance range of US$28 million to US$30 million.

While the Company was successful in meeting several important commissioning targets, including initial construction capital, and planned mining and crushing rates, gold extraction has been slower than planned. While Relief Canyon has experienced start-up challenges typical to a heap leach operation, there are a number of factors impacting gold extraction, notably: the metallurgical characteristics of the initial material stacked on the leach pad sourced from the existing three pits, inconsistent operating practices, solution application rates on the leach pad, and the failure of the radial stacker. The Company and its consultants undertook an analysis of recent performance and implemented a number of procedural changes to address these issues, including improved ore control, increased training, standardization of operating practices and reagent optimization. These challenges have been further exacerbated by the impact of COVID-19 limiting accessibility of consultants and senior staff to site in the first half of the year.

A new part of the leach pad (6 West) was isolated to implement and monitor these changes though leaching continued on all other areas of the leach pad. The operation began stacking higher grade gold ore from below the existing pits on this liner in August 2020 and commenced with solution application, after receipt of the necessary permits. Separate lysimeters were installed in this pad to closely track progress with adjustments, as necessary. Since making these procedural changes, ore leaching has been within expected norms.

Despite this progress, ore stacking continued to be impacted by the structural failure to the radial stacker in May 2020 resulting in reduced stacking rates from the use of a temporary stacker averaging approximately 8,000 tons per day instead of the targeted rate of over 16,000 tons per day with the original stacker. Repairs to the damaged stacker have been completed; it has undergone all necessary pre-checks and certifications by the supplier to safeguard against potential mechanical and structural issues prior to shipping to the mine site. During this time, additional maintenance has taken place on other critical equipment, such as the crusher, in preparation for return of the stacker. The Company has been assured that the larger radial stacker will be back on site and operating by mid-November, which will increase daily production from approximately 8,000 tons per day to the planned 16,000 tons per day. The increased stacking rate will allow the operation to accelerate the amount of material placed on the leach pad, increase the area under leach and increase daily gold production. The Company believes the return of the stacker and subsequent increase in production are the remaining significant requirement to allow Relief Canyon to reach commercial production.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

As of September 30, 2020, Relief Canyon had sold approximately 2,460 ounces of gold and 8,089 ounces of silver. The Company continues to target commercial production by the end of Q4-2020.

Notice of Intent (“NOI”) for the Phase 2 EIS was published in the Federal Register in Q3-2020. This permit will allow the Company to continue mining at depth and expand the footprint of both the heap leach and waste rock storage facilities. Approval of the EIS is expected within 12 months of the NOI being published.

Galena Recapitalization Plan

In September 2019, the Company entered into a 60/40 JV with Sprott to recapitalize the Galena Complex. The JV and capital investment by Sprott allowed for redevelopment of the mine in order to best exploit Galena’s existing resources, improve operational performance, and better prepare the Complex for higher silver prices. Further, Americas and Sprott believe there are substantially more silver resources to be discovered at better grades along extensions of existing veins and at depth; a portion of the invested capital was earmarked to explore significant historical veins at depth below current working levels.

The Galena Complex is already benefitting from the renewed exploration focus as evident from the updated mineral resource estimate released on September 14, 2020 with an effective date of June 30, 2020. Based on only 33% of the Phase 1 drilling plan, measured and indicated silver resources on a 100% basis (60% Company / 40% Sprott) increased from 27.4 million ounces to 37.3 million ounces and inferred silver resources increased from 39.0 million ounces to 78.6 million ounces. This represents a 36% and 101% increase, respectively, from previous reported estimates.

On October 22, 2020, the Company released an additional exploration update highlighting Galena Complex’s continued successful results.

The first hole targeting the “triple point”, the intersection of the 175, 185 and Silver Veins, crossed all three veins approximately 75 meters below current infrastructure and 75 meters above the expected convergence point.  Drilling of the second deeper hole has commenced to pierce the projected convergence area. Referencing Hole 55-153:

●	582 g/t silver and 30.7% lead (or 1,695 g/t AgEq1) over 2.2 meters[2] (185 Vein)
●	219 g/t silver and 9.5% lead (or 564 g/t AgEq) over 1.9 meters (175 Vein)

1 AgEq was calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead
2 Meters represent “True Width” which is calculated for significant intercepts only and based on orientation axis of core across the estimated dip of the vein

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

●	271 g/t silver and 2.3% lead (or 365 g/t AgEq) over 1.9 meters (Silver Vein)

Earlier drilling of the 360 Complex from the 4300 Level was an important contributor to the increase in the mineral resource estimates as of June 30, 2020.  Since this date, the Company drilled holes 43-246 and 43-247 intersected 8 closely spaced, parallel veins including 4 newly discovered veins.  These veins are close to existing infrastructure with good grades and minable widths with full assay results detailed in the 360 Complex section.  Key intercepts from 43-246 and 43-247 include and hole 43-239 include:

●	Hole 43-246: 548 g/t silver and 18.9% lead (or 1,239 g/t AgEq) over 3.4 meters
●	Hole 43-247: 235 g/t silver and 19.7% lead (or 944 g/t AgEq) over 6.6 meters
●	Hole 43-239: 809 g/t silver and 37.2% lead (or 2,148 g/t AgEq) over 0.6 meters

Continued drilling of the 72 Vein area yielded more strong results and will be followed up from new drill stations in early 2021.

●	Hole 55-152: 1,783 g/t silver and 2.3% Cu (or 2,018 g/t AgEq) over 0.3 meters

The Company is targeting further mineral resource additions for the remainder of Phase 1 drilling through June 2021 with expectations of least an additional 50 million ounces of silver. Please see the press release and the Company’s website for further information. A full table of drill results can be found at: https://americas-gold.com/site/assets/files/4297/dr20201022.pdf.

The Recapitalization Plan at the Galena Complex is proceeding on time and on budget with the Company experiencing increased production in the second half of 2020 compared to 2019. This increase was the result of the refurbishment and purchase of underground mobile equipment, capital investments (machinery, chillers, and development), expansion of known silver resources based on drilling done to date, and mine-wide rehabilitation, including the 5500 Level loading pocket, which allowed ore and waste to skip efficiently off this Level. Further underground development improvements, additional equipment procurements, and an exploration drilling program designed to target high-grade extensions of historic veins extensions below current workings will benefit the operation longer term by discovering additional high-grade silver resources further improving mining efficiency and lowering cash costs. During the Recapitalization Plan, the Company continues to exclude cost figures from its quarterly disclosure.

Cosalá Operations: COVID-19 and Illegal Blockade

In February 2020, the Company announced an illegal blockade had been put in place at the Cosalá Operations by a group of individuals including a small minority of the Company’s hourly workforce. As a result, the Operations were put on care and maintenance pending the permanent removal of the blockade. Since that time, management has made all possible efforts with the affected workers and the Mexican government to remove the illegal blockade in a safe and timely manner. These efforts were prolonged by the temporarily closure of Mexican government offices as Mexico continues to be significantly impacted by COVID-19.

In August 2020, the Company announced that the illegal blockade had been resolved to permit some Company personnel the opportunity to re-enter the mine operations. This access has not been maintained.  With the re-opening of Mexican government offices in August, the Company’s employees were expected to vote in September 2020 for new union representation and did so on September 17, 2020.  In advance of the vote, a number of irregularities came to light, including the use of threats and intimidation by third parties in connection with the vote, which indicated that there could not be a fully democratic vote with freedom of association; a number of unions who participated in the process are formally challenging the results of the vote.

As a result, the Company does not believe there are conditions currently present to invest the required capital to re-start the Cosalá Operations. The Company continues to work with all legitimate stakeholders and remains hopeful that a resolution, consistent with the rule of law and featuring an election free from threats and intimidation, can be achieved so that operations can re-commence in the near term. Please see the Company's website under Cosalá Operations for further information concerning the illegal blockade.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

The combination of higher silver prices and re-opening of the mine upon resolution of the illegal blockade will allow the Company to target the higher-grade silver ores in the Upper Zone of San Rafael and develop the silver-copper EC120 area moving forward. Mining these silver-rich areas of the Cosalá Operations is expected to significantly increase silver production in the years following the removal of the blockade to over 2.5 million ounces of silver.

Consolidated Operations

Consolidated operating results from Q3-2020 were generally not comparable to Q3-2019 due to the illegal blockade at the Cosalá Operations, the Recapitalization Plan at the Galena Complex, and the continued ramp up of operations at Relief Canyon towards achieving commercial production by the end of Q4-2020. The Cosalá Operations were put on care and maintenance in response to the illegal blockade at the end of January 2020. Consolidated revenue decreased by $5.2 million during Q3-2020 compared to Q3-2019 primarily due to the illegal blockade preventing all access to the Cosalá Operations.

Other Items During Fiscal 2020

On January 16, 2020, the Company entered into a $5 million precious metals delivery and purchase agreement with Macquarie Bank Ltd. (“Macquarie”) for working capital purposes at Relief Canyon. The $5 million advance was to be initially settled through fixed deliveries of gold production from Relief Canyon during the second half of 2020. On July 31, 2020, the Company and Macquarie amended this agreement and converted the delivery schedule to a $7.2 million loan to be repaid in equal monthly installments of $1.2 million over a six month period commencing at the end October 2020, among other terms.

On February 18, 2020, the Company announced it had entered into an at-the-market offering agreement (the “February 2020 ATM Agreement”) with H.C. Wainwright & Co. LLC, acting as the Lead Agent, and Roth Capital Partners, LLC, as agent, pursuant to which the Company established an at-the-market equity program for aggregate gross proceeds to the Company of up to $15.0 million. As of April 16, 2020, the Company completed the February 2020 ATM Agreement and sold approximately 9.0 million common shares for gross proceeds of $15 million or approximately $1.66 per share.

On May 11, 2020, the Company received a loan of approximately $4.5 million through the Paycheck Protection Program from the U.S. CARES Act to assist with payroll and other expenses at the Galena Complex during COVID-19. The loan may be forgiven if proceeds are used for payroll and other specifically defined expenses and employee and compensation levels are maintained. The Company expects to apply for forgiveness in Q4-2020 as the loan proceeds were used for the intended purposes under the program.

On May 13, 2020, the Company completed a bought deal public offering of 10,269,500 common shares at a price of C$2.80 per common share for aggregate gross proceeds of approximately C$28.75 million, which included the exercise by the underwriters, in full, of the over-allotment option granted by the Company to the underwriters. Strategic investors led by Mr. Pierre Lassonde and Mr. Eric Sprott subscribed to approximately C$8.75 million of the bought deal public offering.

On September 4, 2020, the Company completed a bought deal public offering of 10,204,510 common shares at a price of C$3.86 per common share for aggregate gross proceeds of approximately C$39.39 million, which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters.

The proceeds of the May and September 2020 bought deal public offerings have been used primarily to advance development at Relief Canyon, including contractor and operating costs, leach pad construction, payroll and benefits, reagent and other operating supplies, equipment lease payments and land payments. In addition, a portion of the proceeds have been used for care and maintenance at the Cosalá Operations, including payroll and concession payments, and for working capital and other general purposes.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

Additional Subsequent Events

On July 8, 2020, the Company completed the outstanding option acquisition agreement for the San Felipe property located in Sonora, Mexico, with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) where the Company  agreed to issue to Hochschild 1,687,401 of the Company’s common shares with a value equal to the outstanding payment of $3.75 million plus VAT using the 5-day volume-weighted average price on the TSX as of the date of the parties’ agreement (and for which the Company obtained price protection from the TSX pursuant to its rules), subject to adjustment in certain circumstances. On October 8, 2020, the Company issued the shares to Hochschild and closed the acquisition of the San Felipe property.

Consolidated Results and Developments

Consolidated operating results from Q3-2020 were generally not comparable to Q3-2019 due to the illegal blockade at the Cosalá Operations, the suspension of certain operating metrics for the Galena Complex until the Recapitalization Plan is substantially completed, and the continued ramp up of operations at Relief Canyon towards achieving commercial production by the end of Q4-2020. Specifically, the Cosalá Operations had no production and was put on care and maintenance at the end of January 2020 in response to the illegal blockade. As a result, the consolidated silver and silver equivalent production during Q3-2020 decreased by 100% compared to Q3-2019.

Revenues similarly decreased by 41% to $7.3 million in Q3-2020 from $12.5 million to Q3-2019 primarily due to the illegal blockade at the Cosalá Operations. The net loss was $6.2 million in Q3-2020 compared to a net loss of $8.8 million during Q3-2019, representing a decrease of 30%. The decrease in net loss was primarily attributable to the illegal blockade at the Cosalá Operations resulting in lower cost of sales and depletion and amortization, offset by lower net revenue and higher care and maintenance costs. In addition, the decrease was attributable to lower corporate general and administrative expenses and transaction costs. These variances are further discussed in the following sections.

The realized silver price increased by 21% from YTD-2019 to YTD-2020 with realized zinc and lead prices both decreasing by 11% and 7%, respectively, during the same period. Realized silver prices of $24.63/oz. and $19.10/oz. for Q3-2020 and YTD-2020, respectively (Q3-2019 – $17.10/oz. and YTD-2019 – $15.84/oz.) is comparable to the average London silver spot price of $24.39/oz. and $19.22/oz. for Q3-2020 and YTD-2020, respectively (Q3-2019 – $17.02/oz. and YTD-2019 – $15.83/oz.). Realized silver price is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

Cosalá Operations

	Q3 2020	Q3 2019	YTD-2020	YTD-2019

Tonnes Milled	-	151,248	43,253	460,851

Silver Grade (g/t)	-	46	48	51

Zinc Grade (%)	-	3.76	4.26	3.94

Lead Grade (%)	-	1.53	1.70	1.65
Silver Recovery (%)	-	57.3	58.7	59.4

Zinc Recovery (%)	-	80.7	79.3	81.2

Lead Recovery (%)	-	73.0	74.3	73.9

Silver Produced (oz)	-	128,779	39,117	447,358

Zinc Produced (lbs)	-	10,103,688	3,221,744	32,517,485

Lead Produced (lbs)	-	3,717,980	1,203,720	12,396,772

Total Gold Equivalent Produced (oz)[1]	-	1,506	420	5,240

Total Silver Equivalent Produced (oz)[2]	-	1,003,318	308,435	3,625,372

Silver Sold (oz)	-	130,363	34,693	449,249

Zinc Sold (lbs)	-	9,756,925	3,083,663	31,421,091

Lead Sold (lbs)	-	3,816,039	988,828	12,555,221

Cost of Sales/Ag Eq Oz Produced ($/oz)	-	$7.19	$7.19	$5.55

Cash Cost/Ag Oz Produced ($/oz)[3]	-	$(10.82)	$(11.32)	$(20.85)

All-In Sustaining Cost/Ag Oz Produced ($/oz)[3]	-	$(1.49)	$(0.83)	$(14.23)

[1]
Throughout this MD&A, gold equivalent production was calculated based on gold and silver production at average gold spot prices and average silver realized prices during each respective period and excludes base metal production.

[2]
Throughout this MD&A, silver equivalent production was calculated based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period.

[3]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

In February 2020, the Company announced an illegal blockade had been put in place at the Cosalá Operations by a group of individuals including a small minority of the Company’s hourly workforce. As a result, the Operations were put on care and maintenance pending the successful removal of the blockade. Since that time, management has made all possible efforts with the affected workers and the Mexican government to remove the illegal blockade in a safe and timely manner. These efforts were prolonged by the temporarily closure of Mexican government offices as Mexico continues to be significantly impacted by COVID-19. See “Recent Developments and Operational Discussion – Cosalá Operations: COVID-19 and Illegal Blockade” for further information.

The Company does not believe there are conditions currently present to invest the required capital to re-start the Cosalá Operations. The Company continues to work with all legitimate stakeholders and remains hopeful that a resolution, consistent with the rule of law and featuring an election free from threats and intimidation, can be achieved so that operations can re-commence in the near term.

The combination of higher silver prices and re-opening of the mine upon resolution of the illegal blockade will allow the Company to target the higher-grade silver ores in the Upper Zone of San Rafael and develop the silver-copper EC120 area moving forward. Mining these higher-grade areas of the Cosalá Operations is expected to significantly increase silver production in the next few years after the Operations are restarted.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

Galena Complex

	Q3 2020	Q3 2019	YTD-2020	YTD-2019

Tonnes Milled	31,827	29,334	93,195	88,070

Silver Grade (g/t)	216	187	221	217

Lead Grade (%)	7.80	5.11	7.00	5.48

Silver Recovery (%)	96.0	96.7	96.0	96.4

Lead Recovery (%)	92.2	92.2	92.3	92.3

Silver Produced (oz)	212,553	170,642	635,356	591,582

Lead Produced (lbs)	5,043,110	3,048,824	13,265,849	9,819,068

Total Gold Equivalent Produced (oz)[1]	2,739	1,968	7,023	6,906

Silver Sold (oz)	206,573	176,833	633,540	592,576

Lead Sold (lbs)	4,873,392	3,141,742	13,150,275	9,833,686

[1]
Throughout this MD&A, gold equivalent production was calculated based on gold and silver production at average gold spot prices and average silver realized prices during each respective period and excludes base metal production.

The Company announced a strategic joint venture agreement with Sprott in September 2019 to recapitalize the mining operations at the Galena Complex. The goal of the joint venture is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine over the next two years. The strategic 60/40 joint venture has allowed the Company take corrective action: to advance development, modernize infrastructure, purchase new mining equipment and exploration to define and expand silver resources. The Company has suspended disclosure of certain operating metrics such as cash costs, and all-in sustaining costs for the Galena Complex until the Recapitalization Plan is substantially completed.

Guidance and Outlook

The Company withdrew full-year 2020 guidance during Q2-2020 due to the rapidly changing and on-going uncertainty caused by COVID-19. The virus has resulted in a reduced ability to efficiently meet normal commissioning challenges at Relief Canyon with COVID-19 limitations in place, and delayed the resolution of the Cosalá Operations blockade, and may continue to impact the Company’s operations for all or part of the remainder of 2020. The Company will continue to target safe and effective execution of its operation and production plans.

Considering the continuing challenges of COVID-19, the illegal blockade at the Cosalá Operations, and the ongoing ramp-up of production at Relief Canyon, the Company intends to release fiscal 2021 guidance to the market in early-mid Q1-2021.

Results of Operations

Analysis of the three months ended September 30, 2020 vs. the three months ended September 30, 2019

The Company recorded a net loss of $6.2 million for the three months ended September 30, 2020 compared to a net loss of $8.8 million for the three months ended September 30, 2019. The decrease in net loss was primarily a result of the illegal blockade: lower cost of sales ($7.3 million), and lower depletion and amortization ($1.7 million), were offset by lower net revenue ($5.2 million), and higher care and maintenance costs ($1.8 million). The decrease in net loss was additionally due to lower corporate general and administrative expenses ($0.3 million), and lower transaction costs ($0.3 million), each of which are described in more detail below.

Revenue decreased by $5.2 million from $12.5 million for the three months ended September 30, 2019 to $7.3 million for the three months ended September 30, 2020. Revenue from the Cosalá Operations fell $7.4 million due to the illegal blockade temporarily halting mining and processing operations beginning in late January. This decrease was offset by an $2.2 million increase in silver and lead revenue at the Galena Complex from increased production during period.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

Cost of Sales decreased by $7.3 million from $14.5 million for the three months ended September 30, 2019 to $7.2 million for the three months ended September 30, 2020. Cost of sales from the Cosalá Operations decreased by $7.2 million due to the illegal blockade temporarily halting mining and processing operations beginning late January.

Depletion and amortization decreased by $1.7 million from $3.5 million for the three months ended September 30, 2019 to $1.8 million for the three months ended September 30, 2020 due to the illegal blockade at the Cosalá Operations during the period resulting in a $2.1 million decrease from lower depletion rate based on units of production. The decrease was partially offset by an $0.4 million increase in depletion and amortization from the Galena Complex.

Care and maintenance costs increased by $1.8 million as the Cosalá Operations were determined to be on care and maintenance since the end of January 2020; the majority of the ongoing carrying costs are classified as care and maintenance costs instead of cost of sales.

Corporate and general administrative expenses decreased by $0.3 million primarily due to decreases from investor relations and associated travel due to COVID-19, and office and general expenses.

Transaction costs decreased by $0.3 million primarily due to legal, accounting, and regulatory charges associated with the Pershing Gold acquisition during Q3-2019; no similar transaction occurred in Q3-2020.

Analysis of the nine months ended September 30, 2020 vs. the nine months ended September 30, 2019

The Company recorded a net loss of $21.0 million for the nine months ended September 30, 2020 compared to a net loss of $19.6 million for the nine months ended September 30, 2019. The increase in net loss was primarily a result of the illegal blockade: lower net revenue ($26.1 million), and higher care and maintenance costs ($4.1 million), which were offset by lower cost of sales ($17.1 million), and lower depletion and amortization ($4.5 million). The loss was additionally offset by higher gain on derivative instruments ($2.5 million), lower transaction costs ($2.4 million), lower interest and financing expense ($1.4 million), and higher income tax recovery ($1.1 million), offset by higher exploration costs ($1.5 million), each of which are described in more detail below.

Revenue decreased by $26.1 million from $45.3 million for the nine months ended September 30, 2019 to $19.2 million for the nine months ended September 30, 2020. Revenue from the Cosalá Operations fell $29.2 million due to the illegal blockade temporarily halting mining and processing operations beginning late January. This decrease was offset by an $3.1 million increase in silver and lead revenue at the Galena Complex from increased production during period.

Cost of Sales decreased by $17.1 million from $41.6 million for the nine months ended September 30, 2019 to $24.5 million for the nine months ended September 30, 2020. Cost of sales from the Cosalá Operations decreased by $17.9 million due to the illegal blockade temporarily halting mining and processing operations beginning late January. This was offset by an $0.8 million increase in cost of sales from the Galena Complex due to an increase in tonnage and processing.

Depletion and amortization decreased by $4.5 million from $10.4 million for the nine months ended September 30, 2019 to $5.9 million for the nine months ended September 30, 2020 due to the illegal blockade at the Cosalá Operations during the period resulting in a $5.6 million decrease from lower depletion rate based on units of production. The decrease was partially offset by an $1.1 million increase in depletion and amortization from the Galena Complex.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

Care and maintenance costs increased by $4.1 million as the Cosalá Operations were determined to be on care and maintenance since the end of January 2020;  the majority of the ongoing carrying costs have been classified as care and maintenance costs as opposed to cost of sales.

Transaction costs decreased by $2.4 million primarily due to legal, accounting, and regulatory charges associated with the Pershing Gold acquisition during YTD-2019; no similar transaction occurred in YTD-2020.

Exploration costs increased by $1.5 million primarily due to increased exploration activities at the Galena Complex associated with the Recapitalization Plan during period.

Interest and financing expense decreased by $1.4 million from $1.7 million for the nine months ended September 30, 2019 to $0.3 million for the nine months ended September 30, 2020. The change was primarily due to interest and deferred costs related to previously outstanding convertible loans payable during the nine months ended September 30, 2019.

Gain on derivative instruments increased by $2.5 million from a $0.2 million loss for the nine months ended September 30, 2019 to a $2.3 million gain for the nine months ended September 30, 2020, due to $2.3 million in unrealized gain recognized from derivative instruments embedded within the Sandstorm convertible debenture. This derivative is correlated to the Company’s share price and is expected to fluctuate with the share price until the debt is repaid or converted.

Income tax recovery increased by $1.1 million from a $0.5 million loss for the nine months ended September 30, 2019 to a $0.6 million gain for the nine months ended September 30, 2020, due to a net income tax recovery from the Cosalá Operations recognized during the period.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with September 30, 2020.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2020 [1]	2020 [1]	2020 [1]	2019 [1]	2019	2019	2019	2018	2018
Revenues ($ M)	$7.3	$4.6	$7.3	$13.1	$12.5	$15.0	$17.8	$18.9	$11.8
Net Loss ($ M)	(6.2)	(10.8)	(4.1)	(14.6)	(8.8)	(8.0)	(2.8)	(6.8)	(5.8)
Comprehensive Loss ($ M)	(5.7)	(10.8)	(7.1)	(15.0)	(8.7)	(8.2)	(3.2)	(6.2)	(5.8)

Silver Produced (oz)	-	-	39,117	124,678	299,421	345,695	393,824	395,294	323,497
Zinc Produced (lbs)	-	-	3,221,744	10,796,517	10,103,688	11,150,174	11,263,623	10,223,692	7,906,601
Lead Produced (lbs)	-	-	1,203,720	3,977,258	6,766,804	7,237,607	8,211,429	9,088,862	7,536,660
Cost of Sales/Ag Eq Oz Produced ($/oz)	-	-	$7.19	$7.11	$10.80	$8.75	$7.11	$7.87	$9.08
Cash Cost/Ag Oz Produced ($/oz)[2]	-	-	$(11.32)	$(9.20)	$12.83	$8.28	$(0.50)	$1.14	$4.95
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	-	-	$(0.83)	$1.05	$23.01	$16.15	$5.54	$11.78	$15.94

Current Assets (qtr. end) ($ M)	$36.0	$28.4	$26.9	$34.9	$31.4	$32.4	$32.5	$29.4	$19.0
Current Liabilities (qtr. end) ($ M)	34.6	34.1	34.4	34.8	27.0	27.7	27.3	23.0	15.8
Working Capital (qtr. end) ($ M)	1.4	(5.7)	(7.5)	0.1	4.4	4.7	5.2	6.4	3.2

Total Assets (qtr. end) ($ M)	$279.6	$258.1	$242.6	$231.0	$203.5	$191.6	$129.6	$127.2	$125.8
Total Liabilities (qtr. end) ($ M)	96.4	98.0	94.3	92.0	67.4	57.2	46.5	43.0	36.1
Total Equity (qtr. end) ($ M)	183.2	160.1	148.3	139.0	136.1	134.4	83.1	84.2	89.7

[1]	Consolidated production results exclude the Galena Complex after Q3-2019 due to the Recapitalization Plan.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

Liquidity

The change in cash since December 31, 2019 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2019	$20.0
Cash used in operations	(14.9)
Expenditures on property, plant and equipment	(9.3)
Relief Canyon development costs	(42.3)
Lease payments	(2.5)
At-the-market offering	14.3
May bought deal public offering	19.2
September bought deal public offering	28.1
Loan payable	5.0
Government loan	4.5
Contribution from non-controlling interests	4.0
Glencore pre-payment facility repayments	(2.2)
Decrease in trade and other receivables	2.5
Change in inventories	0.2
Change in prepaid expenses	(0.8)
Change in trade and other payables	(3.4)
Change in foreign exchange rates	0.4
Closing cash balance as at September 30, 2020	$22.8

The Company’s cash balance increased from $20.0 million to $22.8 million with a working capital of $0.6 million mainly due to net proceeds received from the at-the-market offering and bought deal public offerings, proceeds from loan payable and government loan, and contributions received from the joint venture with Sprott. This increase was offset by the development costs at Relief Canyon, expenditures of property, plant and equipment at both the Cosalá Operations and Galena Complex, repayments on outstanding Glencore pre-payment facility, and lease payments. Current liabilities as at September 30, 2020 were $34.6 million which is $0.2 million lower than at December 31, 2019, principally due to decrease in trade and other payables, decrease in deferred revenue and convertible debenture derivative liability with Sandstorm, decrease in Glencore pre-payment facility, offset by increase in loan payable to Macquarie.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Despite significant recent increases in the market price of gold and silver, several material uncertainties may impact the Company’s liquidity in the short term, such as: the price of commodities, the ongoing ramp-up of leaching operations and gold recovery at Relief Canyon (including the timing of commercial production), the illegal blockade at the Cosalá Operations, the Galena Complex Recapitalization Plan, and COVID-19. The Company believes that it has sufficient access to capital and cash flow to fund its 2020 operations, development, and exploration plans while meeting production targets (other than production targets in respect of the Cosalá Operations due to the continuance of the illegal blockade and its impact on operations) at current commodity price levels. In the longer term, as the Cosalá Operations are re-started and optimized and the Galena Complex are optimized, Relief Canyon achieves commercial production and generates sustaining cash flow, and the outlook for gold, silver, zinc, copper, and lead prices remains positive, the Company believes that cash flow will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see note 14 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2019). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.2 million per year for each of the next 5 years, with approximately $1.3 million to spend for the remainder of 2020 (as of November 13, 2020). Effects from COVID-19 adds much volatility to market conditions and changes in discount rates which may or may not impact long term annual funding requirements.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of Q3-2020 and adjusted by approximately $3.0 million as a result of significant market fluctuations from the recent market downturn related to COVID-19 and lowering of interest rates by central banks and governments globally. The Company expects to review the pension valuation quarterly should the effects to the economy from the pandemic continue.

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $52.3 million during the nine months ended September 30, 2020 (2019: $26.9 million), of which $40.9 million was spent towards drilling and underground development costs, while $11.4 million was spent on purchase of property, plant and equipment. The Company expects to have sufficient funding and access to capital for budgeted fiscal 2020 capital expenditures.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

The following table sets out the Company’s contractual obligations as of September 30, 2020:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$19,164	$19,164	$-	$-	$-
Glencore pre-payment facility	3,362	3,362	-	-	-
Interest on Glencore pre-payment facility	44	44	-	-	-
Convertible debenture	10,000	-	10,000	-	-
Interest on convertible debenture	1,504	600	904	-	-
Government loan	4,499	379	4,120	-	-
Loan payable	7,200	7,200	-	-	-
Projected pension contributions	7,037	2,279	2,472	2,022	264
Decommissioning provision	9,742	4	189	-	9,549
Other long-term liabilities	5,270	-	4,675	12	583
Total	$67,822	$33,032	$22,360	$2,034	$10,396

1 – Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in Note 20 of the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020.

2 – Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the nine months ended September 30, 2020.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the risk factors relating to the Company found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 9, 2020 or the Company’s MD&A for the year ended December 31, 2019 dated March 9, 2020, or the Company’s recent Prospectus Supplement dated May 7, 2020. The Company updated its risk factors for the COVID-19 Public Health Crisis in its Management’s Discussion and Analysis for the three months ended March 31, 2020 dated May 15, 2020. Any of these risk elements could have material adverse effects on the business of the Company. See note 24 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2019.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

COVID-19 pandemic has and is expected to further negatively affect the Company’s business, operations and financial performance.

In March 2020, COVID-19 was characterized as a pandemic by the World Health Organization. Since December 2019, COVID-19 has spread globally with a high concentration of cases in certain regions in which the Company conducts its business operations and sells its product, including the United States, Canada and Mexico. The spread of COVID-19 and resulting tight government controls and travel bans implemented around the world, such as declarations of states of emergency, business closures, manufacturing restrictions and a prolonged period of travel, commercial and/or other similar restrictions and limitations, have caused disruption to global supply chains and economic activity, and the market has entered a period of significantly increased volatility. Volatility and disruptions in the supply and demand for gold, silver and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, the United States, Mexico and China. In March, the Government of Mexico issued a national COVID-19 related decree for the temporary suspension of all non-essential businesses in the country, including all mining operations, until the end of May 2020, which applied to the Company’s Cosalá Operations. At the end of May 2020, the Government of Mexico declared mining an essential activity and mining operations were generally permitted to resume. However, there can be no assurance that a similar decree will not be issued in the future, that mining activities will continue to be deemed an essential business or that mining activities will not otherwise be suspended in the future if COVID-19 continues to persist or there is a resurgence in Mexico or globally. The spread of COVID-19 is currently having an adverse impact on the global economy, the severity and duration of which are difficult to predict, and has adversely affected and is expected that it may have further adverse effects on our financial performance, as well as our ability to successfully execute our operations and business strategies and initiatives. While the restrictions and limitations noted above may be relaxed or rolled back if and when COVID-19 abates, the actions may be reinstated as the pandemic continues to evolve and in response to actual or potential resurgences. The scope and timing of any such reinstatements are difficult to predict and may materially affect the Company’s business, operations and financial condition, and the market price of its common shares or other securities offered hereunder. The risks to the Company of such public health crises also include certain impacts, restrictions and limitations on activities which may result in delays in bringing Relief Canyon to commercial production on the expected timeline, potential for the impairment of the Company’s assets or writedowns in respect of the Company’s material properties, or any part thereof, as a result of prolonged delays, limitations or restrictions on activities at the Company’s properties due to the COVID-19 pandemic and issues relating to its resurgence, risks to employee health and safety, a slowdown or temporary suspension of, or other material limitations or restrictions on, the Company’s activities and operations in geographic locations impacted by an outbreak, including in Mexico and other jurisdictions in which the Company operates, increased costs, including those related to labor and fuel and any additional capital being required related to bringing Relief Canyon to commercial production, the current temporary suspension of operations at Cosalá, the related recommencement of such operations and bringing such operations into full production, and our Recapitalization Plan for the Galena Complex, regulatory changes, political or economic instabilities, civil unrest, the availability of industry experts and personnel. At this point, the full extent to which the COVID-19 pandemic will or may impact the Company remains uncertain and these factors are beyond the Company’s control.

The impact of the COVID-19 pandemic continues to create significant uncertainty in the global economy and for the Company’s business, operations, and financial performance.

The COVID-19 pandemic has significantly impacted health and economic conditions throughout the United States, Canada and globally. The global spread of COVID-19 has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as travel restrictions and bans, social distancing, quarantine or shelter-in-place directives, limitations on the size of gatherings, closures of non-essential businesses. These restrictions have disrupted and may continue to disrupt economic activity, resulting in reduced commercial and consumer confidence and spending, increased unemployment, closure or restricted operating conditions for businesses, volatility in the global economy, instability in the credit and financial markets, labor shortages, regulatory recommendations to provide relief for impacted consumers, and disruption in supply chains. The extent to which the COVID-19 pandemic impacts the Company’s business, operations, and financial performance is highly uncertain and will depend on numerous evolving factors that we may not be able to accurately predict or assess, including, but not limited to, the severity, extent and duration of the pandemic or any resurgences in the future, including any economic recession resulting from the pandemic, the development of effective vaccines and treatments, and the continued governmental, business and individual actions taken in response to the pandemic. Impacts related to the COVID-19 pandemic are expected to continue to pose risks to the Company’s business for the foreseeable future, may heighten many of the risks and uncertainties identified herein, and could have a material adverse impact on the Company’s business, operations or financial performance in a manner that is difficult to predict.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

The Company may issue additional securities which may affect market prices and subject a holder to dilution.

The Company may issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, the Company’s base shelf prospectus filing may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

The Company is subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.

The Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustaining capital requirements. The Company could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect the Company’s ability to access the capital markets in the future to meet any external financing requirements the Company might have. If there are significant delays in terms of when any exploration, development and/or expansion projects are completed and producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on the Company’s results of operation, cash flow from operations and financial condition. The Company expects that it may require additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties, including bringing Relief Canyon into commercial production, and the ongoing operation of mines require a substantial amount of capital and will depend on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The Company may accordingly need further capital depending on exploration, development, production and operational results and market conditions, including the prices at which the Company sells its production, or in order to take advantage of further opportunities or acquisitions.

The Company’s financial condition, general market conditions, volatile metals markets, volatile interest rates, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may affect the ability of the Company, or third parties it seeks to do business with, to access those markets. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all. If the Company raises funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of the Company and reduce the value of their investment. In addition, the Company’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labor disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at the Company’s mining or processing operations could materially adversely affect the Company’s business, results of operations, financial condition and liquidity.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, condition (financial or otherwise), results of operations, properties or prospects.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

There have been no new accounting pronouncements issued during YTD-2020 that are expected to impact the Company. For a summary of recent pronouncements, see note 3 in the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

As at September 30, 2020, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the nine-month period ended September 30, 2020, the Company settled non-hedge foreign exchange forward contracts to buy approximately 26.0 million MXP and recorded a realized gain of nil through profit or loss.

As at September 30, 2020, the Company does not have any non-hedge commodity forward contracts outstanding. During the nine-month period ended September 30, 2020, the Company settled non-hedge commodity forward contracts for approximately 1.6 million and 3.3 million pounds of zinc and lead, respectively, and recorded a realized gain of nil through profit or loss.

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at September 30, 2020, there were 116,248,178 common shares and nil preferred shares issued and outstanding.

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

As at November 13, 2020, there were 117,975,579 common shares and nil preferred shares issued and outstanding, and 7,068,957 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 6,264,520.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at September 30, 2020, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended September 30, 2020, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Cost per Ounce

	Q3-2020	[1]	Q3-2019	YTD-2020[1]	YTD-2019
Cost of sales ('000)	$-		$14,461	$2,217	$41,661
Non-cash costs ('000)[2]	-		(344)	(166)	(134)
Direct mining costs ('000)	$-		$14,117	$2,051	$41,527
Smelting, refining and royalty expenses ('000)	-		5,188	1,621	15,887
Less by-product credits ('000)	-		(15,464)	(4,115)	(50,908)
Total cash costs ('000)	$-		$3,841	$(443)	$6,506
Divided by silver produced (oz)	-		299,421	39,117	1,038,940
Silver cash costs ($/oz)	$-		$12.83	$(11.32)	$6.26

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020

Reconciliation of Cosalá Operations Cash Cost per Ounce

	Q3-2020	[1]	Q3-2019	YTD-2020[1]	YTD-2019
Cost of sales ('000)	$-		$7,212	$2,217	$20,111
Non-cash costs ('000)[2]	-		(199)	(166)	(194)
Direct mining costs ('000)	$-		$7,013	$2,051	$19,917
Smelting, refining and royalty expenses ('000)	-		4,393	1,621	13,352
Less by-product credits ('000)	-		(12,800)	(4,115)	(42,597)
Total cash costs ('000)	$-		$(1,394)	$(443)	$(9,328)
Divided by silver produced (oz)	-		128,779	39,117	447,358
Silver cash costs ($/oz)	$-		$(10.82)	$(11.32)	$(20.85)

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	Q3-2020	[1]	Q3-2019	YTD-2020[1]	YTD-2019
Total cash costs ('000)	$-		$3,841	$(443)	$6,506
Capital expenditures ('000)	-		2,877	157	7,780
Exploration costs ('000)	-		172	254	369
Total all-in sustaining costs ('000)	$-		$6,890	$(32)	$14,655
Divided by silver produced (oz)	-		299,421	39,117	1,038,940
Silver all-in sustaining costs ($/oz)	$-		$23.01	$(0.83)	$14.11

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	Q3-2020	[1]	Q3-2019	YTD-2020[1]	YTD-2019
Total cash costs ('000)	$-		$(1,394)	$(443)	$(9,328)
Capital expenditures ('000)	-		1,199	157	2,931
Exploration costs ('000)	-		3	254	32
Total all-in sustaining costs ('000)	$-		$(192)	$(32)	$(6,365)
Divided by silver produced (oz)	-		128,779	39,117	447,358
Silver all-in sustaining costs ($/oz)	$-		$(1.49)	$(0.83)	$(14.23)

[1]
Q3-2020 and YTD-2020 consolidated production results exclude Q3-2020 and YTD-2020 from the Galena Complex due to the Recapitalization Plan, and are nil for Q3-2020 due to the Cosalá Operations being placed under care and maintenance effective February 2020 as a result of the illegal blockade.

[2]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.

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